IMPERIAL CHEMICAL INDUSTRIES PLC — VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive’s transitional provision 6 ICI notifies the market of the following:

As at the date of this announcement the Company’s issued share capital consists of 1,195,228,445 ordinary shares with voting rights. The Company holds no ordinary shares in Treasury.

Therefore, the total number of voting rights in the Company is 1,195,228,445.

The above figure (1,195,228,445) should be used by shareholders as the denominator for calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.